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                             May 30, 2024

       Martin Babler
       President and Chief Executive Officer
       Alumis Inc.
       280 East Grand Avenue
       South San Francisco, CA 94080

                                                        Re: Alumis Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted May 15,
2024
                                                            CIK No. 0001847367

       Dear Martin Babler:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 8, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1, Submitted May 15, 2024

       Prospectus Summary, page 1

   1. We note your response to prior comment 2 and the added cross reference on page 3 to
                                                        "Management's
Discussion and Analysis of Financial Condition and Results of
                                                        Operations
Contractual Obligations and Commitments" for "additional information"
                                                        about your acquisition
of ESK-001 via the FronThera Acquisition. Please provide us with an analysis of why the
acquisition, and the related milestone payment obligations, are not sufficiently material
to be disclosed directly in your prospectus summary, or revise as appropriate.
   2. We have evaluated the materiality analysis in the response to prior comment 2 as to whether the stock
purchase agreement should be filed as an exhibit in accordance with
 Martin Babler
FirstName
Alumis Inc.LastNameMartin Babler
Comapany
May        NameAlumis Inc.
     30, 2024
May 30,
Page 2 2024 Page 2
FirstName LastName
         Item 601(b)(10) of Regulation S-K and do not necessarily agree with that analysis given that you acquired your most advanced product candidate pursuant to the stock purchase agreement, the aggregate total contingent consideration under the agreement amounts to
         $120 million, and $23 million of the proceeds from your offering will be used to satisfy a portion of that consideration. It also appears that the stock purchase agreement should be filed in accordance with Item 601(b)(2)(i) of Regulation S-K. Please file the agreement as an exhibit or further advise.
Use of Proceeds, page 75

3. We note your response to prior comment 9. Specifically, we note your added disclosure regarding your intended use of proceeds to "advance" the clinical development of ESK-
         001 in certain clinical trials and to "advance" your preclinical development activities for your IRF5 program. Although we understand from your disclosure that the proceeds will not be sufficient to complete the clinical development of your product candidates, please further revise your disclosure to clarify how far into the specified ESK-001 clinical trials and IRF5 preclinical development activities you anticipate the allocated proceeds from this offering will enable you to reach. For example, when discussing your intent to use a portion of the offering proceeds to "advance" the clinical development of A-005, you disclose your expectation for "completing" the SAD and MAD portions of your Phase 1 study in healthy volunteers.
Business
Our Precision Approach and Capabilities, page 105

4.       We note your responses to prior comments 12 and 15. Specifically, we note your
         statements that your proprietary precision data analytics platform, or your proprietary genetic database, includes your own clinical genetic, genomic, and proteomic data, data
         from public third-party sources, and management   s own genomic
insights, supported by
         the data analytics services you continue to receive from Foresite Labs. Please revise your disclosure in this section to include similar disclosure, or tell us why you do not believe such disclosure is appropriate.
Preliminary Results from the Ongoing OLE Trial, page 116

5. We note from your response to prior comment 18 that, as is typical for open label extension (OLE) trials, your ongoing OLE trial is not powered for statistical significance. Please revise to disclose this substantive portion of your response.
Proposed Phase 3 Clinical Trials of ESK-001 in PsO, page 120

6. We note your response to prior comment 20. Please revise the disclosure in this section of the prospectus to include disclosure similar to that in your response, clarifying the purpose for your selection of Otezla as the comparator in your Phase 3 clinical trials of ESK-001 in PsO. In addition, please revise the "Competition" section on page 132, as appropriate,
 Martin Babler
Alumis Inc.
May 30, 2024
Page 3
      to clarify whether ESK-001, if approved, would compete with Otezla, in addition to
      Sotyktu. In this regard, we note from your response that Otezla is one of the most widely used psoriasis oral drugs.
Certain Relationships and Related Person Transactions, page 175

7. We note your response to prior comment 28, and we reissue the comment in part. Please revise your disclosure in footnotes 5 and 6 to the table on page 178 and in the footnotes on pages 181-182 to clarify what will happen to the redeemable convertible preferred stock held by the corresponding stockholders.
       Please contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameMartin Babler
                                                            Division of
Corporation Finance
Comapany NameAlumis Inc.
                                                            Office of Life
Sciences
May 30, 2024 Page 3
cc:       Dave Peinsipp, Esq.
FirstName LastName